

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2025

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

> **Re: Iron Bridge Mortgage Fund, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 6**
> **Filed March 3, 2025**
> **File No. 024-11984**

Dear Gerard Stascausky:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 10, 2025 letter.

Post-qualification Amendment No. 6 to Offering Statement on Form 1-A filed March 3, 2025
Risk Factors
We are not a registered investment company under the Investment Company Act, and as such your investment may not have the same rights . . . , page 16

1. We note your response to prior comment 2. Please remove the phrase "endorsed by SEC guidance" on page 16. Further, please revise the Company's risk factor disclosure to describe potential risks if the Units are deemed to be "redeemable securities." Clarify that there is no assurance that SEC staff would agree that the Units are not "redeemable securities."

General

2. We note your response to prior comment 6. Please revise your statement on page F-6 to clearly state whether such loans are or will be secured *in whole* by real property, rather than *in part* (consistent with page F-30).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alison Pear